UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

METROMEDIA INTERNATIONAL GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

591689104

(CUSIP number)

Dale B. Chappell

c/o Black Horse Capital

45 Rockefeller Plaza

20th Floor

New York, NY 10111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591689104	13D	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,927,098
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 4,927,098
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,927,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 591689104	13D	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 900,147
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 900,147
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 591689104	13D	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,827,245
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 5,827,245
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 591689104	13D	Page 5 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,888,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 5,888,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,888,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 591689104	13D	Page 6 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,818,411
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 3,818,411
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 591689104	13D	Page 7 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,108,687
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,108,687
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 591689104	13D	Page 8 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Horse Capital Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 900,147
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 900,147
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 591689104	13D	Page 9 of 13 pages

Item 1. Security and Issuer.

This statement relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Metromedia International Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8000 Tower Point Drive, Charlotte, NC 28227.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Black Horse Capital LP, a Delaware limited partnership (the “Domestic Fund”), Black Horse Capital (QP) LP, a Delaware limited partnership (the “QP Fund”), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (the “Offshore Fund” and collectively with the Domestic Fund and the QP Fund, the “Funds”), Black Horse Capital Management LLC, a Delaware limited liability company (“BH Management”), Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”), Dale Chappell, a United States citizen, and Brian Sheehy, a United States citizen. The Domestic Fund, the QP Fund, the Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy are collectively referred to herein as the “Reporting Persons.” The Shares to which this Schedule 13D relates are owned directly by the Funds and Mr. Sheehy. Messrs. Chappell and Sheehy are the managing members of BH Advisors and BH Management and directors of the Offshore Fund.

(b) The business address of each of the Reporting Persons is c/o Black Horse Capital, 45 Rockefeller Plaza, 20th Floor, New York, NY 10111.

(c) The principal business of BH Advisors is providing investment management services to the Offshore Fund. The principal business of BH Management is serving as the general partner of the Domestic Fund and the QP Fund. The principal occupation of each of Messrs. Chappell and Sheehy is serving as managing members of BH Advisors and BH Management.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each of BH Advisors and BH Management is a Delaware limited liability company. Each of the Domestic Fund and the QP Fund is a Delaware limited partnership. The Offshore Fund is a Cayman Islands exempt company. Each of Messrs. Chappell and Sheehy is a United States citizen.

CUSIP No. 591689104	13D	Page 10 of 13 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $13,748,076.13. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on November 4, 2005, as amended on February 14, 2006, to report the acquisition of the Shares. On October 2, 2006 the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the Domestic Fund, the QP Fund, the Offshore Fund and Mr. Sheehy owned directly 3,420,563, 1,015,407, 782,611 and 58,600 shares of Common Stock of the Issuer, respectively, and 119,474, 28,012, 35,296 and 840 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer, respectively, representing (on an as converted to Common Stock basis*) approximately 4.0%, 1.2%, 1.0% and 0.1% of the shares of Common Stock outstanding as reported in publicly available information. Each of the Funds may be deemed to be the beneficial owner of 5,888,642 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding as reported in publicly available information, as a result of certain relationships among the Funds and their affiliates.

As of the date hereof, BH Advisors, in its capacity as investment advisor to the Offshore Fund and as a result of certain relationships among the Funds and their affiliates, may be deemed to be the beneficial owner of 5,888,642 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding as reported in publicly available information.

As of the date hereof, BH Management, in its capacity as the general partner of the Domestic Fund and the QP Fund and as a result of certain relationships among the Funds and their affiliates, may be deemed to be the beneficial owner of 5,888,642 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding as reported in publicly available information.

As of the date hereof, Messrs. Chappell and Sheehy, in their capacity as managing members of BH Advisors and BH Management and directors of the Offshore Fund and as a result of certain relationships among the Funds and their affiliates, may be deemed to be the beneficial owners of 5,888,642 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 6.2% of the shares of Common Stock outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and incorporated herein by reference.

(d) Not applicable.

*Assumes that each share of Preferred Stock is currently convertible into 3.33 shares of Common Stock.

CUSIP No. 591689104	13D	Page 11 of 13 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Metromedia International Group, Inc., dated October 1, 2006.

Exhibit B	Schedule of Transactions.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on November 4, 2005.

CUSIP No. 591689104	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2006		BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC As General Partner

	By:	/s/ Dale Chappell Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC As General Partner

	By:	/s/ Dale Chappell Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

	By:	/s/ Dale Chappell Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

	By:	/s/ Dale Chappell Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

	By:	/s/ Dale Chappell Dale Chappell, Managing Member

/s/ Dale Chappell Dale Chappell, an individual

/s/ Brian Sheehy Brian Sheehy, an individual

CUSIP No. 591689104	13D	Page 13 of 13 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Metromedia International Group, Inc., dated October 1, 2006.

Exhibit B	Schedule of Transactions.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on November 4, 2005.

Exhibit A

October 1, 2006

Board of Directors

Metromedia International Group, Inc.

8000 Tower Point Drive

Charlotte, NC 28227

Members of the Board,

I am a Managing Member of Black Horse Capital Advisors LLC and Black Horse Capital Management LLC (Black Horse Capital). Through its affiliated funds, Black Horse Capital currently owns 5,218,581 shares of Metromedia International Group, Inc. (Metromedia) common stock (MTRM) and a significant amount of Metromedia International preferred stock (MTRMP).

We were approached by Ernie Pyle in late August and asked to sign a Non-disclosure agreement with a thirty day expiration period. After signing the agreement, it was made known to Black Horse Capital that this Board is preparing to file for bankruptcy and sell the Magticom asset in the context of the Chapter 11 filing. We strongly believe that a Chapter 11 filing would be detrimental to the interests of all equity holders and demand that the Board immediately abandon such a course of action. As I discuss below, there is simply no reasonable justification for pursuing this strategy at this time and we are shocked that the Board believes that it has fulfilled its fiduciary duties to stockholders by pursuing this course of action without further consideration of strategic alternatives or the release of financial statements. In this regard, we demand that the Board release current financial statements prior to entering any binding transaction and prior to filing Chapter 11 so that the market can determine the value of the company.

Metromedia is a solvent estate and there is no economic justification for a Chapter 11 filing. Even if you value Metromedia on the single bid which is currently being contemplated as the “stalking horse” bid, there is enough money to pay the preferred shares at par plus past due interest and leave a significant sum of money for common equity. Additionally, given the perpetual nature of the preferred stock, I can not understand how this Board could vote to file for Chapter 11 since Metromedia has no other significant liability. I understand that you are planning to artificially impair the preferred holders by giving them a marginal discount to the liquidation preference in order to attempt to cram down the common equity holders. The only explanation for this action is to take away the shareholders right to vote on this transaction and to approve the allocation of the proceeds.

We note your Form 8-K filing on September 27, 2006 in which you have agreed to a stipulation to hold an annual meeting December 15th, 2006. It was also communicated to me by Ernie Pyle that Esopus Creek Value LP is not subject to the NDA and therefore unaware that you will attempt to file for Chapter 11 and sell all your assets prior to holding this meeting and standing for reelection. We find it shocking that you would permit Esopus to be misled into agreeing to such a stipulation without the full benefit of accurate and complete information about the company’s plans, however misguided they may be. If your actions are truly above board, you should be willing to share this information with all your large shareholders (including Esopus) and to stand for reelection prior to this transaction. This would not be an extraordinary measure, but simple good corporate governance.

I am sure you know that shareholders will not support a sale of the company that gives them anything less than the market value of the stock. Metromedia’s common stock (MTRM) has traded at an average closing price of $1.5298 for the last year (9/23/05 to 09/22/06 per Bloomberg). Please note that the common equity is trading at this level even in the absence of current financial statements. Given the total lack of financial transparency and complete loss of credibility due to multiple disappointments regarding the release of current financial statements, the common equity trading price could not possibly reflect the full value of the Magticom asset. It was communicated to Black Horse that this Board is preparing to grant cash “performance” bonuses in the range of $25 million to members of the management team for a transaction that will generate a distribution to equity of approximately $135 million. I can not comprehend why you would choose to sell the company at a discount to this depressed market price and then seek to pay management huge “performance” bonuses for completing a below market transaction.

For those with short memories, let me remind you that this same Board attempted to sell both the PeterStar asset and the Magticom asset in November of 2004 for $300 million. After shareholders objected to this sale, Metromedia agreed to sell only PeterStar but for $212 million. Given current contemplated bid for Magticom, the value of these two assets is in excess of $600 million. With this recent history of significantly undervaluing your assets, it is impossible for shareholders to take your word and believe that this deal is in our best interest. It was communicated to Black Horse that an investment banking team has not been hired and that this deal has not been shopped. It is also your fiduciary duty to not only consider selling the company, but also consider the trading value of the stock if Metromedia were to ever become fully transparent with its financial statements.

You can not possibly determine the market value of Magticom without having fully certified financial results.

Filing for Chapter 11 will only put another obstacle in the way of determining the full value of Magticom. With its operations in the Republic of Georgia, potential bidders are likely to be international strategic buyers. Asking an international firm to conduct due diligence in the Republic of Georgia on an expedited basis while trying to navigate the bankruptcy laws in the US and to pay a break-up fee if successful for a company without certified financial statements will surely chill any vigorous competition. Without hiring financial advisors and without shopping this deal in a non-bankruptcy context with support from certified financials, you will not be able to rely on the “auction” process as justification for your duties as fiduciaries to equity. Any investment banker will tell you that the situation contemplated by this Board would likely lead to a discounted asset sale.

If the Board seeks to act contrary to the best interest of the shareholders and in a manner that we believe would be inconsistent with its fiduciary duties under applicable law by pursuing a Chapter 11 bankruptcy and failing to disclose financial statements, we will be forced to consider all alternatives available to us to prevent such an unconscionable abuse of power.

We offer a simple solution. Release your current financial statements and hold the shareholders meeting with the entire Board standing for reelection. After you have performed these basic governance tasks, you will have a much better understanding of the market value of the Magticom asset. If you can find a deal that offers a premium to the market price after full financial transparency and after the Board has stood for reelection, we would be supportive.

Sincerely,

Dale B. Chappell

Managing Member

Black Horse Capital

Exhibit B

Schedule of Transactions in Shares of the Issuer During the Past 60 Days

	Black Horse Capital LP

	Common Stock
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2006	6,884	1.580
8/23/2006	6,825	1.593
8/25/2006	1,626	1.600

	Preferred Stock
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/10/2006	651	41.000
8/15/2006	651	41.000
8/16/2006	651	41.000
8/22/2006	4,031	41.000

Black Horse Capital (QP) LP

	Common Stock
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2006	2,057	1.580
8/23/2006	2,040	1.593
8/25/2006	485	1.600

	Preferred Stock
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/10/2006	194	41.000
8/15/2006	194	41.000
8/16/2006	194	41.000
8/22/2006	1,204	41.000

Black Horse Capital Offshore Ltd.

	Common Stock
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2006	1,649	1.580
8/23/2006	1,635	1.593
8/25/2006	389	1.600

	Preferred Stock
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/10/2006	155	41.000
8/15/2006	155	41.000
8/16/2006	155	41.000
8/22/2006	965	41.000

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Exclusive of brokerage commissions.